THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law

June 21, 2010

H. Roger Schwall, Assistant Director,
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	White Mountain Titanium Corporation
Post-Effective Amendment to Form S-1
File No. 333-148644

Dear Mr. Schwall:

Attached for filing is the fourth post-effective amendment to the registration statement on Form S-1 (File No. 333-148644) of White Mountain Titanium Corporation (the “Company”).  In connection with your comment letter dated June 18, 2010, to the post effective amendment filed on May 24, 2010, I have been authorized to provide you with the following responses to the comments contained in your letter:

General

1.
There appears to be a problem with the formatting of your document as filed via EDGAR.  Throughout the document, many words appear in long text strings with no separation between words.  This results in text which is difficult to read, and it interferes with the presentation.  Please revise.

RESPONSE:  We have discussed this problem with the edgarizing firm and the current filing should correct the formatting problems in the prior filing.  We apologize for this inconvenience.

Prospectus Cover Page

2.
Provide precise and consistent disclosure throughout your document.  For example, you include disclosure regarding an offering by you of units or other securities, which is inconsistent with the fee table and cover letter in that regard.  The following are some examples, but you must carefully revise the document to ensure that it is accurate:

•	You refer to “Up to 2,500,000 Units” on your prospectus cover page;

•	At page 3, you refer to the offering “by us and the selling stockholders”;

•	You refer at page 13 to Interwest serving as warrant agent “for warrants issued as a component of the units sold in this offering”; and

H. Roger Schwall, Assistant Director
June 21, 2010

•	At page 41, you refer to “the warrants issued with our units.”

RESPONSE:  Each of the above references to the former proposed unit offering has been removed.  In addition, the following references have been removed or revised:

•	The reference to Source Capital as a placement agent in the first paragraph following the Table of Contents on page (ii) has been removed.

•	The first risk factor in the RISK FACTORS section beginning on pages 3 has been revised to remove language referencing the potential proceeds from the sale of units.

•	The first paragraph of the fourth risk factor in the RISK FACTORS section has been revised to remove language referencing potential proceeds to the Company from the unit offering.

•	In the BUSINESS AND PROPERTIES Section, in the second full paragraph on page 29, the reference to proceeds of this offering being available to the Company has been removed.

•	Also on page 29 under the heading Employees, the reference to funds from this offering being available to the Company has been revised.

Selling Stockholders, page 41

3.	Please disclose the natural person with voting or investment power over the shares beneficially held by each of your entity selling shareholders.

RESPONSE:  Footnotes 4, 11, 12, 22, and 24 of the Selling Stockholder table on pages 41 and 42 have been revised to reflect the natural person with the voting or investment power of the shares beneficially owned by the named entity.

Opinion of Counsel, Exhibit 5.1

4.
The opinion of Gordon Law Group does not include any indication, such as a conformed signature, that it has been signed.  Because the Gordon opinion comprises part of the legality opinion filed as exhibit 5.1, please ensure that the version you file via EDGAR with the next amendment has in fact been signed and so indicates.

RESPONSE:  The conformed signature on this opinion was inadvertently omitted from the prior filing.  The Company indeed received a signed copy of the opinion prior to the last filing.  The current filing includes a copy of the opinion with the designated signature by the Gordon Law Group.

H. Roger Schwall, Assistant Director
June 21, 2010

In addition to the foregoing changes, the following items have been updated in the current filing:

•	The sales price of the common stock of the Company referenced on the cover page of the prospectus and in the MD&A section on page 13 has been updated to June 18, 2010.

•	In the next to last paragraph in the PROSPECTUS SUMMARY section on page 2, the next to last paragraph has been revised to reflect the date the prior S-1 registration statement was withdrawn.

•
The date in the footnote to The Offering table in the PROSPECTUS SUMMARY section on page 3 in which the number of shares outstanding is disclosed has been revised to June 18, 2010.  No other changes were made to the footnote.

•
The risk factor in the RISK FACTORS Section under Risks Relating to Our Preferred Stock Financing Arrangements beginning on page 7 has been revised to provide a current date as the reference to the number of shares outstanding.

•
The reference dates for the outstanding convertible instruments and the number of shareholders in the MARKET FOR OUR COMMON STOCK section on page 12 has been revised to June 18, 2010.  No other changes were made to these paragraphs.

•
The Current Management table in the MANAGEMENT section beginning on page 30 has been updated to June 18, 2010.  No other changes were made to the table, except that Mr. Jenkins’ age on page 31 has been updated.

•
The date for the beneficial ownership table in the SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT beginning on page 38, as well as in footnotes 1 and 2, has been revised to June 18, 2010.  Also, the number of shares and percentage ownership of Messrs Kurtanjek and Flower in this table and in the Selling Stock holder table have been revised.  Each person holds warrants for 1,000,000 shares which are not exercisable during the 60-day period following the date of this table.  Nevertheless, the shares underlying these warrants were incorrectly included as beneficially owned by these persons in the prior filing.  In this filing the number of shares beneficially owned by these individuals has been corrected.  No other changes were made to these tables.

•
The last two paragraphs in Item 15 of Part II of the registration statement have been revised to clarify the issuance of shares to an entity controlled by Mr. Flower and to reflect the granting of the options to Messrs Kurtanjek and Flower.

H. Roger Schwall, Assistant Director
June 21, 2010

•	An updated auditor consent has been included with this filling.

Management is not aware of any other updates or changes necessary for this filing.  Please feel free to contact me if further information is required.

Sincerely,

/s/ Ronald N. Vance

Ronald N. Vance

cc:	Brian Flower, Chairman
Michael P. Kurtanjek, President
Charles E. Jenkins, CFO